EXHIBIT 21

WESTROCK COMPANY

SIGNIFICANT SUBSIDIARIES OF WESTROCK COMPANY

as of September 30, 2022

Name	State or Jurisdiction of Incorporation

WRKCo Inc	Delaware, USA
WestRock RKT, LLC	Georgia, USA
WestRock MWV, LLC	Delaware, USA
WestRock CP, LLC	Delaware, USA
WestRock Coated Board, LLC	Delaware, USA
WestRock Converting, LLC	Georgia, USA
WRK International Holdings S.a.r.l.	Luxembourg
WestRockTimber Note Holding Company III	Delaware, USA
WestRock Kraft Paper, LLC	Delaware, USA
WestRock Paper and Packaging, LLC	Delaware, USA
WestRock Luxembourg S.a.r.l.	Luxembourg
Multi Packaging Solutions Global Holdings Ltd	Nottingham, UK